UNITED STATES SECURITIES AND
EXCHANGE COMMISSION
Washington, D.C.  20549


Schedule 13G/A


Under the Securities Exchange Act of 1934
(Amendment No. 5)
(RULE 13d-102)


Information to be included in statements filed pursuant to Rule 13d-1 (b) (c) and (d) and Amendments thereto filed pursuant to Rule 13d-2 (b).


Banco Latinoamericano de Comercio Exterior, S.A.

(Name of Issuer)


Class E Common Stock
(Title of Class of Securities)


P16994132
(CUSIP Number)


December 31, 2010
(Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] 	Rule 13d-1 (b)
[ ]	Rule 13d-1 (c)
[ ]	Rule 13d-1 (d)

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G/A


Issuer: Banco Latinoamericano de Comercio Exterior, S.A.	CUSIP No.: P16994132

1	NAMES OF REPORTING PERSONS I.R.S.
	IDENTIFICATION NOS. OF ABOVE PERSONS

	First Eagle Investment Management, LLC
	Tax ID # 57-1156902


2	CHECK THE APPROPRIATE BOX IF A MEMBER
	OF A GROUP
	(a)
	(b)


3	SEC USE ONLY


4	CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware


NUMBER OF SHARES	5  SOLE VOTING POWER - 0
BENEFICIALLY  		6  SHARED VOTING POWER -  0
OWNED BY EACH	 	7  SOLE DISPOSITIVE POWER - 0
REPORTING PERSON       	8  SHARED DISPOSITIVE POWER - 0
WITH:


9	AGGREGATE AMOUNT BENEFICIALLY OWNED
	BY EACH REPORTING PERSON

	0


10	CHECK IF THE AGGREGATE AMOUNT IN
	ROW (11) EXCLUDES CERTAIN SHARES

	N/A


11	PERCENT OF CLASS REPRESENTED BY AMOUNT
   	IN ROW 9:

 	0.00%


12	TYPE OF REPORTING PERSON

	IA, IC

SCHEDULE 13G/A

Issuer: Banco Latinoamericano de Comercio Exterior, S.A.	CUSIP No.: P16994132


ITEM 1

(a)	Name of Issuer: Banco Latinoamericano de Comercio Exterior, S.A.


(b)	Address of Issuer's Principal Executive Offices:

	Calle 50 y Aquilino de la Guardia
	P.O. Box 0819-08730
	Panama City, Republic of Panama




ITEM 2

(a)	Name of Person Filing: First Eagle Investment Management, LLC


(b)	Address of Principal Business Office:

	1345 Avenue of the Americas
	New York, NY 10105


(c)	Citizenship: Delaware, USA (Place of Incorporation)


(d)	Title of Class of Securities: Class E Common Stock


(e)	CUSIP Number: P16994132



ITEM 3

If this statement is filed pursuant to Sections 240.
13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[  ]	Broker or dealer registered under
		Section 15 of the Act (15 U.S.C. 78o);

(b)	[  ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) 	[  ]	Insurance Company as defined in section
		3(a)(19) of the Act (15 U.S.C. 78C);

(d)	[X]	Investment company registered under Section
		8 of the Investment Company Act if 1940
		(15 U.S.C. 80a-8);

(e)	[X]	An investment adviser in accordance with Section
		240.13d-1(b)(1)(ii)(E);

(f)	[  ]	An employee benefit plan or endowment fund in accordance with
		Section 240.13d-1(b)(1)(ii)(F);

(g)	[  ]	A parent holding company or control person in accordance with
		Section 240.13d-1(b)(1)(ii)(G);

(h)	[  ]	A savings associations as defined in Section 3(b) of the
		Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	[  ]	A church plan that is excluded from the
		definition of an insurance company under Section 3 (c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	[  ]	Group, in accordance with section 240.13d-1 (b)(1)(ii)(J).

SCHEDULE 13G/A

Issuer: Banco Latinoamericano de Comercio Exterior, S.A.	CUSIP No.: P16994132

ITEM 4.	Ownership.


 (a) Amount beneficially owned: 0


 (b) Percent of class: 0.00%


 (c) Number of shares as to which the person has:


 	(i) Sole power to vote or to direct the vote  0

	(ii) Shared power to vote or to direct the vote  0

	(iii) Sole power to dispose or to direct the disposition of  0

	(iv) Shared power to dispose or to direct the disposition of  0



ITEM 5. Ownership of Five Percent or Less of a Class.

	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [X]


ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

	First Eagle Investment Management, LLC (FEIM) is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. Clients of FEIM, including the First Eagle Global Fund, ceased to own 5% of the shares believed to be outstanding.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

	N/A


ITEM 8. Identification and Classification of Members of the Group.

	N/A


ITEM 9. Notice of Dissolution of Group

	N/A


ITEM 10. Certification

	By signing below I certify that, to the best of my knowledge and
	belief, the securities referred to above were acquired and held in the
	ordinary course of business and were not acquired and are not held for the
	purpose of or with the effect of changing or influencing the control of the
	issuer of such securities and were not acquired and are not held in
	connection with or as a participant in any transaction having that purpose
	of effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:		February 10, 2011

Signature:	/s/ Mark Goldstein

Name/Title:	Mark Goldstein, Senior Vice President


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